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                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO RULE 13d-2(b)



                       (Amendment No. 6) *




                     Twin City Bancorp, Inc.
        --------------------------------------------------
                        (Name of Issuer)



                          Common Stock
        --------------------------------------------------
                 (Title of Class of Securities)



                          901412 10 6
                      --------------------
                         (CUSIP Number)


                               N/A
    -------------------------------------------------------
    (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x]  Rule 13d-1(b)

     [x]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 9 pages
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CUSIP No. 901412 10 6             13G         Page 2 of 9 Pages


1.   NAMES OF REPORTING PERSONS:

     Twin City Bancorp, Inc. Employee Stock Ownership Plan Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     62-1585189

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                   0

6.   SHARED VOTING POWER            99,688

7.   SOLE DISPOSITIVE POWER:             0

8.   SHARED DISPOSITIVE POWER:      99,688

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                        99,688

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8.2%

12.  TYPE OF REPORTING PERSON:*   EP


             *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 901412 10 6             13G         Page 3 of 9 Pages


1.   NAMES OF REPORTING PERSONS:

     William C. Burriss, Jr.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:


5.   SOLE VOTING POWER            46,740

6.   SHARED VOTING POWER          67,364 **

7.   SOLE DISPOSITIVE POWER:      46,740

8.   SHARED DISPOSITIVE POWER:    62,254

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      114,104

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   9.4%

12.  TYPE OF REPORTING PERSON:*   IN



**  Includes 5,110 shares held by the Twin City Bancorp, Inc.
    Management Recognition Plan Trust as to which the reporting person, as trustee, shares voting power.

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 901412 10 6             13G         Page 4 of 9 Pages


1.   NAMES OF REPORTING PERSONS:

     Sid Oakley

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:


5.   SOLE VOTING POWER             6,890

6.   SHARED VOTING POWER          68,097 **

7.   SOLE DISPOSITIVE POWER:       6,890

8.   SHARED DISPOSITIVE POWER:    62,987

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      74,987

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  6.1%

12.  TYPE OF REPORTING PERSON:*  IN



**  Includes 5,110 shares held by the Twin City Bancorp, Inc.
    Management Recognition Plan Trust as to which the reporting person, as trustee, shares voting power.

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 901412 10 6             13G          Page 5 of 9 Pages


1.   NAMES OF REPORTING PERSONS:

     John Vann

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                 0

6.   SHARED VOTING POWER          61,414 **

7.   SOLE DISPOSITIVE POWER:           0

8.   SHARED DISPOSITIVE POWER:    56,304

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      61,414

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   5.0%

12.  TYPE OF REPORTING PERSON:*  IN



**  Includes 5,110 shares held by the Twin City Bancorp, Inc.
    Management Recognition Plan Trust as to which the reporting person, as trustee, shares voting power.

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 901412 10 6             13G          Page 6 of 9 Pages


1.   NAMES OF REPORTING PERSONS:

     Paul H. Wohlford

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:


5.   SOLE VOTING POWER            12,890

6.   SHARED VOTING POWER          63,781 **

7.   SOLE DISPOSITIVE POWER:      12,890

8.   SHARED DISPOSITIVE POWER:    58,671

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      76,671

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*  [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   6.3%

12.  TYPE OF REPORTING PERSON:*  IN


**  Includes 5,110 shares held by the Twin City Bancorp, Inc.
    Management Recognition Plan Trust as to which the reporting person, as trustee, shares voting power.

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                              Page 7 of 9 Pages

                  Securities and Exchange Commission
                        Washington, D.C.  20549


ITEM 1(a)  NAME OF ISSUER.
     Twin City Bancorp, Inc.

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
     310 State at Edgemont
     Bristol, Tennessee  37620

ITEM 2(A) NAME OF PERSON(S) FILING.
     Twin City Bancorp, Inc. Employee Stock Ownership Plan Trust
("ESOP"), and the following individuals who serve as its trustees: William C. Burriss, Jr., Sid Oakley, John Vann and
Paul R. Wohlford.

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE.
     Same as Item 1(b).

ITEM 2(C) CITIZENSHIP.
     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(D) TITLE OF CLASS OF SECURITIES.
     Common Stock, par value $1.00 per share.

ITEM 2(E) CUSIP NUMBER.
     See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b),
          OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS
          A:

     (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     If this statement is filed pursuant to Rule 13d-1 (c),
check this box.   [X]

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are
not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

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                                              Page 8 of 9 Pages
ITEM 4.   OWNERSHIP.
     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.
     Twin City Bancorp, Inc., in its capacity as the ESOP
Committee, has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.
     Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.
     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10.  CERTIFICATION.
     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                              Page 9 of 9 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TWIN CITY BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:


/s/ William C. Burriss                         5/15/00
_________________________________________    ___________________
William C. Burriss, as Trustee                 Date

/s/ Sid Oakley                                 5/15/2000
_________________________________________    ___________________
Sid Oakley, as Trustee                         Date

/s/ John Vann                                  5-15-00
_________________________________________    ___________________
John Vann, as Trustee                          Date

/s/ Paul R. Wohlford                           5/15/00
_________________________________________    ___________________
Paul R. Wohlford, as Trustee                   Date


/s/ William C. Burriss                         5/15/00
_________________________________________    ___________________
William C. Burriss, as an Individual           Date
  Stockholder

/s/ Sid Oakley                                 5/15/2000
_________________________________________    ___________________
Sid Oakley, as an Individual                   Date
  Stockholder

/s/ John Vann                                  5-15-00
_________________________________________    ___________________
John Vann, as an Individual                    Date
  Stockholder

/s/ Paul R. Wohlford                           5/15/00
_________________________________________    ___________________
Paul R. Wohlford, as an Individual             Date
  Stockholder